Mail Stop 3561

July 24, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Ion G. Varouxakis, Chief Executive Officer
FreeSeas, Inc.
89 Akti Miaouli & 4 Mavrokordatou Street
Piraeus, Greece 18538

> **Re:** **FreeSeas, Inc.**
> **Form 20-F for the year ended December 31, 2006**
> **Filed May 17, 2007**
> **File No. 000-51672**

Dear Mr. Varouxakis:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief